Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

September 16, 2011

Kevin L. Vaughn
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Form 10-K for the year ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the quarter ended March 31, 2011
Filed May 17, 2011
Form 10-Q for the quarter ended June 30, 2011
Filed August 15, 2011
File No. 0-28629

Dear Mr. Vaughn:

By letter dated August 24, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (“Revolutions Medical” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 31, 2011; (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 17, 2011; and (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 15, 2011.  We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2010

General

1. We note your responses and proposed revisions in response to our prior comments 1 and 2.  Please address the following:

•
Given that your independent registered accounting firm is reissuing their report to opine on the restated financial statements, please explain to us why they have not included an explanatory paragraph related to the restatement.  Also explain why their opinion is not dual dated for the restatement.  Refer to paragraph .07 of AU 530.

•
We note from your response that your amended filing will include the disclosures related to your adjustments numbers 4 and 5.  Please explain to us why your restatement disclosures will not address the other items for which you are restating.

•	Each of the proposed amended statements of operations, statements of cash flows and statements of stockholders’ equity appear to contain mathematical errors. Please advise or revise.

•	Please revise to label the inception to date and year ended December 31, 2009, columns in the amended statements of operations as “restated.”

•	Please revise to label the inception to date column in the amended statement of cash flows as “restated.”

RESPONSE: In the Company’s amended Form 10-K filing for the year ended December 31, 2010 (the “Form 10-K/A”), the following changes/amendments are included:

(1)	The opinion of the independent registered accounting firm now includes an explanatory paragraph related to the restatement.

(2)	The opinion of the independent registered accounting firm is now dual dated for the restatement in accordance with paragraph .07 of AU 530.

(3)	The Company has included adequate disclosure for each accounting error listed in the response to the Commission’s comment letter dated July 12, 2011.

(4)	The mathematical errors contained in the amended statements of operations, statements of cash flows and statements of stockholders’ equity have been corrected.

(5)	The columns for the statements of operations and the statement of cash flows have been corrected to reflect that the financial information in these columns has been restated.

2. We note your proposed restatement footnote.  Please address the following:

•
Your current disclosure merely discloses the mathematical effect of some of the errors for which you are correcting your financial statements.  Please revise your disclosure to describe the nature of each error you are correcting in your financial statements.  Refer to FASB ASC paragraph 250-10-50-7.

•	Please revise your disclosure to disclose the impact of your error corrections on all financial statements line items for all periods that were affected.

RESPONSE: The Company has revised the disclosure in the Form 10-K/A to describe the nature of each error and include the impact of all error corrections on each line item of the financial statements.

3. We note from your response to prior comment 1 that on July 15, 2011, you determined that the previously issued financial statements are no longer reliable.  Please explain to us how you have considered the requirements of Item 4.02 of Form 8-K.

RESPONSE: On the date that the Company determined that the financial statements were no longer reliable, an amended Form 10-K for this filing period had been prepared and was ready for filing.  It was the Company’s opinion that, with the audit of the amended Form 10-K complete, a filing of a current report on Form 8-K stating that the financial statements were no longer reliable was unnecessary as we expected to file the amended Form 10-K within four business days of such determination that the financial statements were no longer reliable.  Due to the additional Commission comment letter that then followed, the filing did not take place within the projected four business day period as required under Form 8-K. The Form 10-K/A with revised financial statements is now being filed and the Company is aware of the obligation to file a current report on Form 8-K in the future within the required four business day time period.

4. We note your response and proposed revisions in response to prior comment 2.  Please explain to us which line item in your revised December 31, 2009 statements of operations includes your compensation cost for options.

RESPONSE: The compensation cost for options has been included in the General and Administrative Expenses for the period.  A footnote has been included in the Form 10-K/A indicating such revision.

5. Please explain to us how you have considered the impact of the identified errors on your Forms 10-Q as of March 31, 2010, June 30, 2010, September 30, 2010, March 31, 2011 and June 30, 2011.  The Form 10-Q for the period June 30, 2011 should be correct and free from any errors that were identified in preparation of the amended 10-K filing for 2010.

RESPONSE: The Company will amend the quarterly report on Form 10-Q for the period ended March 31, 2011, to reflect the changes as a result of the bifurcation of the convertible debt agreements and the revaluation of the note issued in favor of Gifford Mabie.  The quarterly reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, did not accurately reflect the proper treatment of the convertible debt agreements with Asher Enterprises, Inc.  All of the convertible debt agreements issued during these quarters were converted into common stock on October 18, 2010.  The effect of the proper treatment of these agreements has been calculated and a change to the financial statements as of December 31, 2010, has been made to the Form 10-K/A, along with a footnote detailing the effect of these changes.

Form 10-Q as of June 30, 2011

Item 1. Financial Statements, page 3

6. We note that you are a development stage company.  Please explain to us why you have not included cumulative from inception data pursuant to FASB ASC 915.

RESPONSE: During the second quarter of 2011, it was determined by the Company’s manufacturer that the final molds had been completed for the production process and the Company now had the ability to produce and sell the Rev Vac safety syringe.  It was determined that, due to the establishment of this production capacity, the Company was no longer a development stage company based upon guidance of ASC 915-10-05.  The Company will file and amended Form 10-Q for the quarter ended June 30, 2011, and remove any identification as a development stage company.

Item 4. Controls and Procedures, page 23

7. We note that management has concluded that your disclosure controls and procedures were effective as of June 30,2011, We note that as of December 31, 2010, management concluded that disclosure controls and procedures were not effective based on the material weaknesses in internal controls. Further, we note from the Forms 10-Q as of March 31, 2011 and June 30, 2011, you disclose that there were no changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. As such, it would appear that the material weaknesses identified in the December 31, 2010 Form 10-K remain at June 30, 2011, Giving consideration to these factors as well as the pending restatement of your financial statements, please explain to us how management was able to conclude that disclosure controls and procedures were effective at June 30, 2011.  Please note this comment also applies to your Form 10-Q as of March 31, 2011.  Amend the filings as appropriate.

RESPONSE: The Company’s disclosure controls and procedures were not effective as of June 30, 2011 or March 31, 2011.  The Company will amend the quarterly reports on Form 10-Q for the periods ended June 30, 2011 and March 31, 2011, to correct this error.

Item 4. Controls and Procedures, page 20

8. Please refer to your response to prior comments 14 and 15 in your letter dated June 24, 2011.  Please file the amended Form 10-Q as requested.

RESPONSE: The Company will file the amended Form 10-Q simultaneous to the filing of this response letter as Commission correspondence.

Very truly yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer